August 25, 2014

Via EDGAR and Hand Delivery

Sonia Gupta Barros
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission

100 F Street N.E.
Washington, D.C. 20549

RE:	New Senior Investment Group Inc. Amendment No. 1 to Registration Statement on Form 10-12B Filed July 29, 2014 File No. 001-36499

Dear Ms. Barros:

On behalf of New Senior Investment Group Inc. (the “Company”), the undersigned submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated August 19, 2014 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to the Registration Statement on Form 10-12B (File No. 001-36499) that was filed on July 29, 2014 (the “Registration Statement”). To facilitate your review, the undersigned has reproduced the text of the Staff’s comments in italics below, and the headings and comment numbers in this letter correspond to the headings and comment numbers in the Comment Letter.

Concurrently with the filing of this letter, the Company is filing, via EDGAR submission, Amendment No. 2 to the Registration Statement (“Amendment No. 2”), including as Exhibit 99.1 a revised Information Statement (the “Information Statement”) that reflects the responses to the Staff’s comments contained herein. Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein. To facilitate the Staff’s review, the undersigned has supplementally provided a marked copy of Amendment No. 2, including the Information Statement, against the July 29, 2014 filing. References to page numbers and section headings in the responses below refer to page numbers and section headings in the marked copy of Amendment No. 2. Capitalized terms used herein and not defined herein have the meanings assigned to such terms in Amendment No. 2.

Exhibit 99.1, Information Statement

General

1.             We note your response to comment 3 of our comment letter dated July 15, 2014. Please tell us why you have not provided disclosure on average effective rent or average rent for your managed properties.

Response

The Company acknowledges that Item 15(e) of Form S-11 sets forth a requirement to include average effective rent or average revenue per square footage or unit; however, the Company respectfully submits that it does not have any managed properties for which such disclosure is required.

Sonia Gupta Barros Securities and Exchange Commission August 25, 2014 Page 2

Disclosure pursuant to Item 15 of Form S-11 is required only “with respect to each improved property which is separately described in answer to Item 14” of Form S-11, and Item 14 requires certain disclosures with respect to “materially important real properties.”  The materiality standard is interpreted in Instruction 2 to Item 14, which states that “[t]he information shall be furnished separately as to each property the book value of which amounts to ten percent or more of the total assets of the registrant and its consolidated subsidiaries or the gross revenue from which for the last fiscal year amounted to ten percent or more of the aggregate gross revenues of the registrant and its consolidated subsidiaries for the registrant’s last fiscal year.”

The Company does not have any managed properties that are “materially important real properties” as interpreted by Instruction 2 to Item 14. Therefore, the Company believes it is not required to separately describe any of its managed properties pursuant to Item 14 or to include average effective rent or average revenue per square footage or unit for any of them pursuant to Item 15(e).

2.             We note your response to comment 2 from our letter dated July 15, 2014. Please explain how you considered the applicability of Rule 3-05 of Regulation S-X when determining the financial statement requirements for the acquisition of the portfolio of six senior housing properties in June 2014.

Response

The Company determined that Rule 3-05 of Regulation S-X (“Rule 3-05”) does not apply to its acquisition of six senior housing properties in June 2014 (the “June Acquisition”) because these properties are “real estate operations” within the meaning of Section 2305.2 of the Division of Corporate Finance’s Financial Reporting Manual (“FRM”) and are subject to a triple net lease.

Rule 3-05 generally requires the filing of separate pre-acquisition historical financial statements when the acquisition of a significant business has occurred or is probable. However, FRM 2305.2 suggests that acquired “real estate operations” and any acquired real estate subject to a triple net lease should not be evaluated under Section 3-05. FRM 2305.2 defines “real estate operations” as “properties that generate revenues solely through leasing.” According to FRM 2305.2, the financial statement requirements applicable to the acquisition of real estate operations should be evaluated under Rule 3-14, and any real estate acquisition subject to a triple net lease should be evaluated under FRM 2340 and Rule 3-14.

The Company entered into a triple net lease of the senior housing properties acquired in the June Acquisition. Therefore, the Company will not operate the properties, and the properties will generate revenues “solely through leasing.” Accordingly, the Company determined that Rule 3-14 and the related guidance in FRM 2305 are applicable to this transaction instead of Rule 3-05.

The Company does evaluate financial statement requirements for certain types of acquisitions in accordance with Rule 3-05. Consistent with FRM 2305, the Company analyzes financial statement requirements under Rule 3-05 when the property acquired or to be acquired (i) is not subject to a triple net lease, (ii) does not generate revenue solely from leasing and (iii) constitutes a business (which is a criterion for applicability of Rule 3-05).

Sonia Gupta Barros Securities and Exchange Commission August 25, 2014 Page 3

3.             Please expand your disclosure to clarify that you do not believe that any of the potential acquisitions are probable and briefly explain the basis for your conclusion.

Response

In response to the Staff’s request, the Company has expanded its disclosure on pages 2 and 101, as set forth below for ease of reference.

As of ~~June 30~~August 22, 2014, we have ~~signed either~~entered into purchase and sale agreements ~~or~~for three properties and non-binding letters of intent granting us ~~the~~an exclusive right to negotiate purchase and sale agreements ~~with respect to eight~~ for 10 properties ~~with~~. These 10 properties have an aggregate estimated value of ~~over $131.9~~approximately $150 million. There can be no assurance that we will ~~complete any particular investment including those that are under contract, which may be~~acquire any of these properties. The acquisition of each of these properties is subject to ~~material closing~~various conditions ~~such as~~, including the completion of due diligence and, in the case of properties subject to a letter of intent, the entry into a purchase and sale agreement. Moreover, the purchase and sale agreements that we have entered into contain meaningful closing conditions, such as the satisfaction of specified occupancy thresholds prior to closing, financing~~,~~ and the negotiation of definitive agreements~~, and board approval in certain circumstances~~. Moreover, any senior housing property that we acquire in the future may have different characteristics and expected returns than those in our existing portfolio and may expose us to additional regulatory and operational risks. See “Business—Senior Housing Industry—Government Regulations.”

Notes to Unaudited Pro Forma Consolidated Information, page 60

(C) Management fee and incentive compensation, page 61

4.             We note your disclosure describing the term “pro forma equity invested.” Please further expand your disclosure to quantify each item included in the calculation.

Response

In response to the Staff’s request, the Company has expanded its disclosure to provide a table quantifying each item included in the calculation of the term “pro forma equity invested” on page 63, which is set forth below for ease of reference.

“Pro forma equity invested” is cash contributions from our Parent, which represents the purchase price of acquisitions, plus acquisition expenses and financing costs, minus the proceeds of financings such as mortgage debt, and minus liabilities assumed from our Parent, in each case as of period end.

(dollars in thousands)	Amount
Purchase price of acquisitions paid by our Parent	$1,718,152
Acquisition and transaction expenses paid by our Parent	26,691
Financing costs paid by our Parent	41,637
(Less) financing proceeds, including mortgage debt	(1,091,731)
(Less) liabilities assumed from our Parent	(43,679)
Pro forma equity invested	$651,070

Sonia Gupta Barros Securities and Exchange Commission August 25, 2014 Page 4

Note 2. Summary of Significant Accounting Policies, page F-8

Real Estate Investments, page F-9

5.             We note that you record intangible assets for in-place resident leases and amortize them over the average length of stay of residents. Please explain in more detail how you determined the useful lives of these assets and the basis for your conclusion; address your historical experience in your response. Also, in light of the fact that certain of your properties are triple-net leased to operators and your future cash flows from those properties are generated from fixed lease payments, rather than fees from resident agreements, please tell us how you considered that fact when determining the value of the in-place resident agreements as well as the useful lives. Clarify if the agreements are assigned to the new operators when leased to them upon acquisition and the impact of the assignments on your accounting, if any.

Response

In connection with its acquisition of senior living properties, the Company has recognized in-place resident lease intangibles that represent the economic benefits of acquiring properties with in-place resident leases, rather than vacant properties.  As disclosed in the notes to the Company’s consolidated financial statements, the Company estimates the fair value of in-place leases as (i) the present value of the estimated rental revenue that would have been forgone, offset by variable costs that would have otherwise been incurred during a reasonable lease-up period, as if the acquired units were vacant and (ii) the estimated absorption costs, such as additional marketing costs, that would have been incurred during the lease-up period. The Company determines these fair values using market-based estimates and assumptions and with the assistance of independent third-party appraisals.

 Pursuant to the guidance in ASC 805, the recognition and measurement of assets acquired in a business combination is based on the nature of the specific assets acquired as of the transaction date, based on market participant assumptions. The Company believes the fair value of a property is driven by general economic conditions and its real estate characteristics, including its size, location and condition, as well as its occupancy rate. Market participants would assess the fair value of an occupied property in a substantially identical manner regardless of whether the acquirer intends to operate the property or otherwise enters into a triple-net lease in connection with the acquisition. Consequently, whenever the Company acquires an occupied property, it completes an analysis to determine the fair value of in-place resident lease intangibles – irrespective of whether the property will be integrated into its Managed Property segment or Triple Net Lease segment.

ASC Topic 350 -30-35 provides that the accounting for a recognized intangible asset is based on its useful life to the reporting entity, which is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. The Company determines the useful life of in-place resident leases based on an analysis of all pertinent factors, including the expected use of the asset by the Company, the expected useful life of another asset or group of assets to which the useful life of the intangible may relate, and any legal, regulatory or contractual provisions that may limit the useful life.

The Company believes that the value of in-place resident lease intangibles recognized upon acquisition is consumed over the average life of the underlying resident leases. The Company’s in-place resident leases are typically short term agreements subject to a 30-day cancellation notice by either party. However, these lease terms exist solely to accommodate residents due to their age and physical condition and are not consistent with the actual average length of stay, which is estimated to be 24 months for its AL / MC properties and 33 months for its IL properties.  These averages are based on independent market studies of the average length of stay of residents at comparable property types as the Company currently has limited history with some of its properties, such as its triple net lease portfolio for which it only has seven months of operating performance data post-acquisition. Management will continue to monitor the actual resident length of stay compared to market studies as additional information becomes available over time. The Company amortizes the fair value of in-place resident lease intangibles over the expected term of its resident leases.

Sonia Gupta Barros Securities and Exchange Commission August 25, 2014 Page 5

With respect to the Company’s triple-net leased properties, cash flows are generated from fixed lease payments, rather than fees from resident leases.  In connection with the Company’s entry into a triple net lease, the Company assigns resident agreements to the new operator, just as it assigns the rights to use the real estate and personal property subject to these triple net leases. However, the Company believes that it retains substantial beneficial economic interests in the resident leases given that the lessee relies upon the cash flows from those in-place leases to support the lease payments due to the Company. The absence of these in-place leases would impact the amount paid for the property and ultimately the amount of near-term rent due under the terms of the triple net lease with the operator. In the absence of in-place resident leases, the amount of rent that a market participant/lessor would expect to realize during the lease-up period would be negatively impacted until the operator/tenant achieves stabilized occupancy. Accordingly, the Company believes these in-place resident intangibles have value to it following their assignment until such time as those residents terminate their stay and are replaced by the operator in the normal course of business. Therefore, the Company does not believe that the assignment of the resident leases to an operator under a net lease arrangement impacts the value assigned to these intangible assets, or the useful lives established for the resident intangibles.

Exhibit 99.2

6.             We continue to consider your response to comment 16 from our letter dated July 15, 2014 regarding the financial statements of Holiday AL Holdings LP.

Response

The Company acknowledges that the Staff is still considering the Company’s response to comment 16 from its letter dated July 15, 2014 regarding the financial statements of Holiday AL Holdings LP.

* * *

Please contact the undersigned at (212) 735-4112 should you require further information or have any questions.

Very truly yours,

/s/ Richard B. Aftanas

cc:	Isaac Esquiel
Jessica Barberich
Folake Ayoola
Securities and Exchange Commission

Cameron D. MacDougall
New Senior Investment Group Inc.
1345 Avenue of the Americas
New York, New York 10105